

September 19, 2008

Mr. Phillip Hamilton
Chief Executive Officer
Global Diversified Industries, Inc.
1200 Airport Drive
Chowchilla, CA 93610

RE: **Form 8-K Item 4.01 and 4.02 filed September 16, 2008**
          Form 8-K/A Item 4.01 and 4.02 filed September 17, 2008
          File #333-83231

Dear Mr. Hamilton:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note your disclosure that you terminated the engagement of your former accountants. Please amend your Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K.

2. With respect to the disagreement with the former accountants, revise the Form 8-K to provide all the information required by Item 304(a)(1)(iv) of Regulation S-K. You should not merely reference Item 4.02, as the Item 4.01 Form 8-K disclosure should stand on its own.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

4. When you file your amended Form 8-K, please include all disclosures required by Item 304 of Regulation S-K within the Form 8-K, including the disclosures regarding the engagement of new accountants.

5. We have also reviewed your Item 4.02 disclosure for compliance with the form requirements. You have disclosed that you intend to file restated financial statements. However, you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comments after you file the restated financial statements.

We remind you that when you file your restated Form 10-KSB/A you should appropriately address the following:

- an explanatory paragraph in the reissued audit opinion,
- full compliance with FAS 154, paragraphs 25 and 26,
- fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,
- updated Item 8A. disclosures should include the following:
    o a discussion of the restatement and the facts and circumstances surrounding it,
    o how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
    o changes to internal controls over financial reporting, and
    o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
    Refer to Items 307 and 308(c) of Regulation S-K.
- updated certifications.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review.

If you have any questions regarding these comments, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733, Jeffrey Gordon, Staff Accountant at (202) 551-3866 or, in their absence, to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief